For Immediate Release



8x8, Inc. Announces Record First Quarter Fiscal 2012 Revenue

Record revenue of $18.5 million increases 10% year over year;
Net income of $1.9 million, or $0.03 per share; Record low churn of 2.1%

SUNNYVALE, Calif., -- July 20, 2011 -- 8x8, Inc. (Nasdaq: EGHT), provider of innovative business communications and cloud computing solutions, today announced financial operating results for the first quarter of fiscal 2012 ended June 30, 2011.

Total revenue for the first quarter of fiscal 2012 grew to a record $18.5 million, a 10% increase over revenue of $16.8 million for the same period of fiscal 2011. Gross margin for the first quarter of fiscal 2012 was 67%, compared with 68% in the same period of fiscal 2011.

Operating income increased 91% to $1.6 million in the first quarter of fiscal 2012 from $842,000 in the prior year period. Net income for the first quarter of fiscal 2012 was $1.9 million, or $0.03 per share, a 91% increase over net income of $1.0 million for the same period last year.

"Fiscal 2012 got off to a tremendous start for 8x8 with the formal introduction of our channel program and two new initiatives, the acquisition of Zerigo and adoption of the VCE Vblock platform, intended to expand our capabilities in the cloud computing sector," said 8x8 Chairman & CEO Bryan Martin. "At the same time, revenue from our cloud communications offerings continued to grow while customer churn from these services decreased even further to a record 2.1%. Yesterday's announcement of the 8x8/Polycom Virtual Room video conferencing solution rounds out our diverse portfolio of cloud-based voice, data, video and call center solutions and we are excited to work with our new channel partners and business customers to enable businesses of all sizes to experience the benefits of cloud technologies."

During the first quarter of fiscal 2012, business customer churn decreased to a record low of 2.1%, compared with a churn rate of 2.3% in the previous quarter and 2.5% for the same period last year. 8x8 ended the first quarter of fiscal 2012 with 25,455 business customers.

On June 16, 2011, 8x8 acquired Zerigo, Inc, a Littleton, Colorado-based company providing virtual private servers, managed DNS services, and monitoring tools for cloud-based server operations.

"We are in the process of integrating the Zerigo acquisition into our existing operations," Mr. Martin continued. "Zerigo's technologies bolster our cloud-based server offering and we believe we will be able to cross-sell our various cloud-based technologies, offering voice services to our server customers and vice versa."

As of June 30, 2011, the Company had $18.9 million in cash, cash equivalents and investments compared with $18.1 million on June 30, 2010 and $18.4 million on March 31, 2011. During the first quarter of fiscal 2012, the Company repurchased 301,800 shares for a total of $888,964.

Q1FY'12 Business Highlights:

- Grew top line revenue to $18.5 million, up 10% from $16.8 million for the same period of fiscal 2011

- Posted net income of $1.9 million, or $0.03 per share, compared with $1.0 million or $0.02 per share for the same period last year

- Reported operating income of $1.6 million compared with $842,000 in the same period last year

- Reported operating margins of 9% compared with 5% in the same period last year

- Increased average number of lines and services per new business customer to approximately 12.6 compared with an average of approximately 11.7 in the prior quarter

- Acquired Zerigo, Inc., to enhance cloud computing portfolio with virtual private servers, managed DNS services, and monitoring tools for cloud-based server operations

- Adopted VCE (VMware, Cisco, EMC) Vblock Infrastructure Platform to accelerate deployment of cloud-based computing solutions to government, enterprise customers and SMB customers

- Added to the Russell 3000® Index on June 24, 2011

Management will host a conference call to discuss these results and other matters related to the Company's business today, July 20, 2011, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417, domestic
	(408) 427-3791, international
Replay:	(800) 642-1687; domestic (Conference ID 79702296)
	(706) 645-9291; international (Conference ID 79702296)
Webcast:	http://investors.8x8.com/

Supplemental financial slides will be presented through 8x8's Virtual Meeting web conferencing portal, which can be accessed at: http://virtualmeeting.8x8.com/Q1FY2012Earnings.

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT), a pioneer in the development of cloud-based VoIP, video, mobile, and unified communications solutions, leverages its patented software technologies to deliver industry-leading SaaS applications to businesses of any size with employees in any location. We offer integrated business communications and cloud computing services that are designed to meet the highest levels of availability, reliability and scalability. Increasingly, businesses are finding they can reduce costs, improve productivity, and be positioned competitively for the future by choosing 8x8 for their mission critical, cloud-based communications and computing needs. For additional information, visit www.8x8.com, or connect with 8x8 on Facebook and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 654-0970

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

		Three Months Ended June 30,		
		2011		**2010**
Service revenues	$	17,021	$	15,363
Product revenues		1,486		1,471
Total revenues		18,507		16,834
Operating expenses:				
Cost of service revenues		3,815		3,382
Cost of product revenues		2,270		2,026
Research and development		1,407		1,226
Selling, general and administrative		9,409		9,358
Total operating expenses		16,901		15,992
Income from operations		1,606		842
Other income, net		20		22
Income on change in fair value of warrant liability		-		158
Income before provision for income taxes		1,626		1,022
Provision (benefit) for income taxes		(321)		4
Net income	$	1,947	$	1,018
Net income per share:				
Basic	$	0.03	$	0.02
Diluted	$	0.03	$	0.02
Weighted average number of shares:				
Basic		62,264		63,438
Diluted		65,808		64,605

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		June 30, 2012		March 31, 2011
ASSETS				
Current assets				
Cash and cash equivalents	$	16,934	$	16,474
Investments		1,942		1,927
Accounts receivable, net		1,070		863
Inventory		1,566		2,105
Other current assets		654		707
Total current assets		22,166		22,076
Property and equipment, net		2,393		2,398
Other assets		4,710		2,110
Total assets	$	29,269	$	26,584
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	3,448	$	4,551
Accrued compensation		1,929		1,722
Accrued warranty		378		362
Deferred revenue		691		835
Other accrued liabilities		4,178		3,214
Total current liabilities		10,624		10,684
Other liabilities		428		39
Total liabilities		11,052		10,723
Total stockholders' equity		18,217		15,861
Total liabilities and stockholders' equity	$	29,269	$	26,584

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Three Months Ended June 30,	
	2011	2010
Cash flows from operating activities:		
Net income	$ 1,947	$ 1,018
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	364	273
Stock-based compensation	266	73
Change in fair value of warrant liability	-	(158)
Deferred income tax benefit	(336)	-
Other	60	29
Changes in assets and liabilities:		
Accounts receivable, net	(255)	(147)
Inventory	527	143
Other current and noncurrent assets	60	(30)
Deferred cost of goods sold	5	(17)
Accounts payable	(1,085)	1,464
Accrued compensation	207	190
Accrued warranty	16	25
Accrued taxes and fees	123	245
Deferred revenue	(144)	(253)
Other current and noncurrent liabilities	385	(762)
Net cash provided by operating activities	2,140	2,093
Cash flows from investing activities:		
Purchases of property and equipment	(185)	(629)
Purchase of strategic investment	-	(315)
Acquisition of businesses, net of cash acquired	(715)	(998)
Net cash used in investing activities	(900)	(1,942)
Cash flows from financing activities:		
Capital lease payments	(9)	(9)
Repurchase of common stock	(1,038)	(120)
Proceeds from issuance of common stock under employee stock plans	267	14
Net cash used in financing activities	(780)	(115)
Net increase in cash and cash equivalents	460	36
Cash and cash equivalents at the beginning of the period	16,474	18,056
Cash and cash equivalents at the end of the period	$ 16,934	$ 18,092

8x8, Inc.
Selected Operating Statistics

	FQ111	FQ211	FQ311	FQ411	FQ112
Gross business customer additions (1)	2,756	2,450	2,798	3,009	2,897
Gross business customer cancellations (less cancellations within 30 days of sign-up)	1,592	1,459	1,524	1,645	1,593
Business customer churn (less cancellations within 30 days of sign-up) (2)	2.5%	2.2%	2.2%	2.3%	2.1%
Total business customers (3)	21,362	22,167	23,251	24,385	25,455
Business customer average monthly service revenue per customer (4)	$ 208	$ 209	$ 209	$ 204	$ 200
Overall service margin	78%	78%	77%	78%	78%
Overall product margin	-38%	-57%	-65%	-73%	-53%
Overall gross margin	68%	68%	68%	67%	67%
Business subscriber acquisition cost per service (5)	$ 109	$ 108	$ 99	$ 91	$ 89
Average number of services subscribed to per business customer	7.5	7.7	7.8	8.0	8.4
Business customer subscriber acquisition cost (6)	$ 818	$ 826	$ 768	$ 725	$ 743

(1) Includes 49 hosting customers acquired in the first quarter of fiscal 2011 from Central Host, Inc. ("Central Host") and does not include customers of Virtual Office Solo or Zerigo, Inc. ("Zerigo").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Customers that are currently in the 30 day trial period are considered to be customers that are paying for service. Customers subscribing to Virtual Office Solo or Zerigo services are not included as business customers.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period.

(6) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.